Exhibit 99.1

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CNinsure Reports First Quarter 2010 Unaudited Financial Results
– Earnings Exceed Prior Guidance –
– Basic Net Income Per ADS up 47.9% to RMB1.476 (US$0.216) –
– 35% Year-over-Year Growth for Earnings Expected for Second Quarter 2010 –
GUANGZHOU, China, May 24, 2010/ PRNewswire-Asia-FirstCall/— CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.1
Financial Highlights for First Quarter 2010:
•	Total net revenues: RMB282.0 million (US$41.3 million), representing an increase of 30.6% from the corresponding period of 2009.

•	Income from operations: RMB72.7 million (US$10.6 million), representing an increase of 58.3% from the corresponding period of 2009.

•	Operating margin was 25.8% for the first quarter of 2010, compared to 21.3% for the corresponding period of 2009.

•
Net income attributable to the Company’s shareholders: RMB67.3 million (US$9.9 million), representing an increase of 47.9% from the corresponding period of 2009, which exceeded the previous guidance of approximately 30% year-over-year growth.

•	Net margin was 23.9% for the first quarter of 2010, compared to 21.1% for the corresponding period of 2009.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB1.476 (US$0.216) and RMB1.429 (US$0.209), respectively, representing an increase of 47.9% and 43.3%, respectively, from the corresponding period of 2009.

“During the first quarter, we continued to deliver strong financial performance with total net revenues up 30.6% and earnings up 47.9% which exceeded our previous guidance. The inspiring results get us off to a good start to achieve our full year targets,” commenting on the first quarter financial results, Mr. Yinan Hu, chairman and chief executive officer of the Company, stated. “We are also glad that our strategy to develop life insurance business has produced positive returns with 156.7% growth in the first quarter, continuing to outpace other business lines.”

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8258 to US$1.00, the effective noon buying rate as of March 31, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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“Looking ahead, we remain optimistic about our prospects. We expect the next three to five years to be the golden period for the development of China’s insurance and financial services industries, in the wake of China’s widening economic recovery, the rapid accumulation of personal wealth by Chinese people and the PRC government’s stimulus incentives on domestic consumption. While continuing to solidify our leadership position in the professional insurance intermediary sector, we intend to explore new distribution channels and diversify our product and service offerings, so as to better capitalize on the opportunities presented by the growing demand from consumers for diversified financial services and products and to ensure the sustainable growth of our company in the long run.”
Financial Results for the First Quarter Ended March 31, 2010
Total net revenues for the first quarter ended March 31, 2010 were RMB282.0 million (US$41.3 million), representing an increase of 30.6% from RMB215.9 million for the corresponding period of 2009. The increase was primarily driven by the significant growth of the life insurance business, and an increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at group levels.
Total operating costs and expenses were RMB209.3 million (US$30.7 million) for the first quarter of 2010, representing an increase of 23.1% from RMB170.0 million for the corresponding period of 2009.
Commissions and fees expenses were RMB141.0 million (US$20.7 million) for the first quarter of 2010, representing an increase of 15.9% from RMB121.6 million for the corresponding period of 2009. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB14.5 million (US$2.1 million) for the first quarter of 2010, representing an increase of 86.5% from RMB7.8 million for the corresponding period of 2009, primarily due to sales growth and an increase in expenses incurred by newly established sales outlets.
General and administrative expenses were RMB53.9 million (US$7.9 million) for the first quarter of 2010, representing an increase of 32.7% from RMB40.6 million for the corresponding period of 2009. The increase was primarily due to the following factors:
(1)	an increase in share-based compensation expenses associated with the grant of options to various directors, officers and employees in February 2010;

(2)	an increase in depreciation of fixed assets as a result of the operation of the upgraded IT system in more affiliated entities in the first quarter of 2010; and

(3)	an increase in amortization of intangible assets as a result of the acquisitions that we made in 2009 and the first quarter of 2010.

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As a result of the foregoing factors, income from operations was RMB72.7 million (US$10.6 million) for the first quarter of 2010, representing an increase of 58.3% from RMB45.9 million for the corresponding period of 2009. Operating margin was 25.8% for the first quarter of 2010, compared to 21.3% for the corresponding period of 2009.
In the first quarter of 2010, the Company acquired an additional 41% of equity interests in Hebei Fanlian Insurance Agency Co., Ltd. (“Hebei Fanlian”), which increased its equity interest from 10% to 51%. As a result, the Company recognized RMB10.2 million (US$1.5 million) investment income, representing gains from remeasuring the 10% equity interests formerly held by the Company in Hebei Fanlian. Meanwhile, RMB2.6 million (US$0.4 million) deferred income tax expense was recognized, which was included in income tax expense.
Interest income for the first quarter of 2010 was RMB6.3 million (US$0.9 million), representing a decrease of 35.7% from RMB9.8 million for the corresponding period of 2009, primarily due to a decrease in bank deposit.
Income tax expense for the first quarter of 2010 was RMB23.0 million (US$3.4 million), representing an increase of 48.3% from RMB15.5 million for the corresponding period of 2009. The increase was primarily attributable to the increases of operating income. The effective income tax rate applicable to the Company was 25.7% for the first quarter of 2010, compared to 27.4% for the corresponding period of 2009.
Net income attributable to the Company’s shareholders was RMB67.3 million (US$9.9 million) for the first quarter of 2010, representing an increase of 47.9% from RMB45.5 million for the corresponding period of 2009. Net income attributable to the Company’s shareholders excluding the investment income and deferred income tax expense in relation to the aforementioned acquisition of the additional equity interests in Hebei Fanlian was RMB59.7 million (US$8.7 million) for the first quarter of 2010, representing an increase of 31.0% from the corresponding period of 2009.
Net margin was 23.9% for the first quarter of 2010, compared to 21.1% for the corresponding period of 2009.
Basic net income per ADS was RMB1.476 (US$0.216) for the first quarter of 2010, representing an increase of 47.9% from RMB0.998 for the corresponding period of 2009. Fully diluted net income per ADS was RMB1.429 (US$0.209) for the first quarter of 2010, representing an increase of 43.3% from RMB0.997 for the corresponding period of 2009.
As of March 31, 2010, the Company had RMB1,346.2 million (US$197.2 million) in cash and cash equivalents.

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Recent Developments:
•
On May 13, 2010, CNinsure signed a corporate-to-corporate strategic partnership agreement with PICC Property and Casualty Company Limited, the largest property and casualty insurance company in China, for product distribution, development of custom-designed insurance products, data sharing and the outsourcing of claims adjusting services. This is the fifth strategic partnership agreement CNinsure has signed with property and casualty insurance companies at the group level. With the signing of this agreement, CNinsure has entered into strategic partnership with all of the top three property and casualty insurance companies in China, including PICC P&C, Ping An Property & Casualty Insurance Company Of China, Ltd. and China Pacific Property Insurance Co., Ltd.

•
On April 23, 2010, the Company’s board of directors declared a cash dividend of US$0.013 per ordinary share, equivalent to US$0.26 per American Depositary Share, which amounts to a total payment of US$11,862,470. The cash dividend is payable on or around June 10, 2010 to shareholders of record as of the close of business on May 20, 2010.

•
On April 1, 2010, CNinsure announced the acquisition of an additional 41% equity interest in Shandong Fanhua Mintai Insurance Agency Co., Ltd. and Ningbo Baolian Insurance Agency Co., Ltd., bringing its total shareholdings in these two agencies from 10% to 51%. The transactions were close in the second quarter of 2010.

•
As of March 31, 2010, CNinsure’s distribution and service network consisted of 50 insurance agencies, three insurance brokerages and four claims adjusting firms with 554 sales and services outlets operating in 23 provinces, compared to 41 insurance agencies, five insurance brokerages and three claims adjusting firms with 348 sales and service outlets operating in 21 provinces as of March 31, 2009. CNinsure had 45,039 sales agents and 1,421 professional claims adjustors as of March 31, 2010, compared to 29,125 sales agents and 855 professional claims adjustors as of March 31, 2009.

•
Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the first quarter of 2010 each contributed 55.8%, 31.0% and 13.2% of the Company’s total net revenues, respectively, in the first quarter of 2010, compared to 74.2%, 15.8%, 10.0%, respectively, for the same period of 2009.

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Business Outlook
CNinsure expects its net income attributable to the Company’s shareholders to grow by approximately 35% for the second quarter 2010 compared to the corresponding period of 2009. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call to discuss the first quarter 2010 results at
Time:     9:00 pm Eastern Daylight Time on May 24, 2010
      or  9:00 am Beijing/Hong Kong Time on May 25, 2010

The dial-in numbers:
United States:	+1-877-538-6619
United Kingdom:	0808-234-6305
Canada:	+1-866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland):	400-681-6949
Password: 618842#
A replay of the call will be available for 30 days as follows:
+852-3005-2020       (Hong Kong & other areas)
PIN number: 147257#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements, including those related to CNinsure’s expectation of future business and financial performance, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 24, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	1,457,890	1,346,181	197,220
Restricted cash	1,957	11,294	1,655
Accounts receivable, net	181,360	177,215	25,963
Insurance premium receivables	230	75	11
Other receivables	52,108	45,148	6,613
Deferred tax assets	2,602	5,081	744
Amounts due from related parties	25,337	23,655	3,466
Other current assets	6,015	10,423	1,527

Total current assets	1,727,499	1,619,072	237,199

Non-current assets:
Property, plant, and equipment, net	108,318	105,848	15,507
Goodwill	535,911	631,096	92,458
Intangible assets, net	81,485	107,795	15,792
Deferred tax assets	3,801	3,279	480
Investment in affiliates	86,701	90,201	13,215
Other non-current assets	2,250	2,275	333

Total assets	2,545,965	2,559,566	374,984

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	72,716	70,538	10,334
Insurance premium payables	1,957	3,959	580
Other payables and accrued expenses	182,139	88,299	12,936
Accrued payroll	24,152	20,450	2,996
Income tax payable	37,410	38,561	5,650
Amounts due to related parties	19,274	488	71

Total current liabilities	337,648	222,295	32,567

Non-current liabilities:
Other tax liabilities	2,537	2,646	388
Deferred tax liabilities	19,075	25,958	3,803

Total liabilities	359,260	250,899	36,758

Ordinary shares	7,036	7,036	1,031
Additional paid-in capital	1,604,774	1,609,223	235,756
Statutory reserves	103,877	103,874	15,218
Retained earnings	348,663	416,011	60,947
Accumulated other comprehensive loss	(72,542)	(72,526)	(10,626)

Total CNinsure Inc. shareholders’ equity	1,991,808	2,063,618	302,326

Noncontrolling interests	194,897	245,049	35,900

Total equity	2,186,705	2,308,667	338,226

Total liabilities and equity	2,545,965	2,559,566	374,984

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2009	2010	2010
	RMB	RMB	US$
Net revenues:
Commissions and fees	215,654	281,927	41,303
Other service fees	217	29	4

Total net revenues	215,871	281,956	41,307

Operating costs and expenses:
Commissions and fees	(121,627)	(140,953)	(20,650)
Selling expenses	(7,764)	(14,478)	(2,121)
General and administrative expenses	(40,571)	(53,857)	(7,890)

Total operating costs and expenses	(169,962)	(209,288)	(30,661)

Income from operations	45,909	72,668	10,646
Other income, net:
Investment income	—	10,230	1,499
Interest income	9,775	6,289	921
Interest expense	(2)	—	—
Others, net	854	100	15

Net income before income taxes and income of affiliates	56,536	89,287	13,081
Income tax expense	(15,493)	(22,973)	(3,366)
Share of income (loss) of affiliates	(34)	3,500	513

Net income	41,009	69,814	10,228

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2009	2010	2010
	RMB	RMB	US$
Less: Net income (loss) attributable to the noncontrolling interests	(4,537)	2,466	361
Net income attributable to the Company’s shareholders	45,546	67,348	9,867

Net income per share:
Basic	0.050	0.074	0.011
Diluted	0.050	0.071	0.010

Net income per ADS:
Basic	0.998	1.476	0.216
Diluted	0.997	1.429	0.209
Shares used in calculating net income per share:
Basic	912,497,726	912,497,726	912,497,726
Diluted	913,489,567	942,535,742	942,535,742

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86-20-6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.